Mail Stop 4561

January 7, 2010

Robert D. Burke
President and Chief Executive Officer
Art Technology Group, Inc.
One Main Street
Cambridge, MA 02142

      Re: **Art Technology Group, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 2, 2009
              File No. 000-26679

Dear Mr. Burke:

      We have completed our review of the above referenced filing and have no further comments at this time.

              Sincerely,

              Mark P. Shuman
              Branch Chief – Legal

cc: Via facsimile to (617) 832-7000
           Robert W. Sweet, Jr.